Exhibit 99.1

SouFun Announces Second Quarter and First-Half 2011 Results and Other Matters

Second Quarter of 2011

Revenues up 93.0% year-over-year to US$80.6 million, and a 117.0% year-over-year increase excluding the effect from prepaid card business.

Operating income up 305.3% year-over-year to US$36.9 million and non-GAAP operating income up 245.0% year-over-year to US$38.3 million.

Net income attributable to shareholders up 681.0% year-over-year to US$22.9 million, and non-GAAP net income attributable to shareholders up 283.3% year-over-year to US$32.0 million.

First Half of 2011

Revenues up 78.0% year-over-year to US$121.3 million, and a 98.0% year-over-year increase excluding the effect from prepaid card business.

Operating income up 255.1% year-over-year to US$42.8 million and non-GAAP operating income up 193.3% year-over-year to US$46.3 million.

Net income attributable to shareholders up 440.0% year-over-year to US$28.7 million, and non-GAAP net income attributable to shareholders up 219.8% year-over-year to US$39.7 million.

BEIJING, China, August 11, 2011 – SouFun Holdings Limited (NYSE: SFUN, “SouFun” or the “Company”), the leading real estate and home furnishing Internet portal in China, today announced its unaudited financial results for the second quarter and half year ended June 30, 2011.

Second Quarter 2011 Highlights

•	Revenues grew 93.0% to US$80.6 million compared to the second quarter of 2010, and a 117.0% year-over-year increase excluding the effect from prepaid card business.

•

Operating income was US$36.9 million, an increase of 305.3% compared to the second quarter of 2010. Non-GAAP operating income was US$38.3 million, an increase of 245.0% compared to the second quarter of 2010.

•

Net income attributable to shareholders was US$22.9 million, an increase of 681.0% compared to the second quarter of 2010. Non-GAAP net income attributable to shareholders was US$32.0 million, an increase of 283.3% compared to the second quarter of 2010.

First Half 2011 Highlights

•	Total revenues were US$121.3 million, an increase of 78.0% compared to the first half of 2010, and a 98.0% year-over-year increase excluding the effect from prepaid card business.

•	Operating income was US$42.8 million, an increase of 255.1% compared to the first half of 2010. Non-GAAP operating income was US$46.3 million, an increase of 193.3% compared to the first half of 2010.

•

Net income attributable to shareholders was US$28.7 million, an increase of 440.0% compared to the first half of 2010. Non-GAAP net income attributable to shareholders was US$39.7 million, an increase of 219.8% compared to the first half of 2010.

Financial Results for Second Quarter 2011

Revenues

For the second quarter of 2011, SouFun had total revenues of US$80.6 million, an increase of 93.0% compared to US$41.7 million for the same period of 2010. After excluding the effect from prepaid card business, total revenues for the second quarter of 2011 grow117.0% compared to the same period of 2010.

Revenue from marketing services was US$57.3 million for the second quarter of 2011, an increase of 107.2% compared to US$27.7 million for the same period of 2010.

Revenue from listing services was US$17.6 million for the second quarter of 2011, an increase of 112.5% compared to US$8.3 million for the same period of 2010.

Revenue from e-commerce reached US$0.6 million, compared to nil and US$94,925 for the same period of 2010 and the first quarter of 2011, respectively.

Revenue from other value-added services and products was US$5.1 million for the second quarter of 2011, a decrease of 12.3% compared to US$5.8 million for the same period of 2010. A year-over-year increase of 335.6% was achieved after excluding the effect from prepaid card business.

Cost of Revenues

Cost of revenues was US$15.8 million for the second quarter of 2011, an increase of 59.0% compared to US$9.9 million (excluding cost of product related to prepaid card business) for the same period of 2010. The increase is primarily due to the increased staff cost.

Operating Expenses

Operating expenses for the second quarter of 2011 were US$27.8 million, an increase of 54.0% compared to US$18.1 million for the same period of 2010.

•

Selling expenses for the second quarter of 2011 were US$14.7 million, an increase of 50.4% from US$9.8 million for the same period of 2010, primarily due to the increased staff cost and advertising expenses.

•

General and administrative expenses for the second quarter of 2011 were US$13.1 million, an increase of 58.2% from US$8.3 million for the same period of 2010, primarily due to the increased staff cost.

Operating Income

Operating income for the second quarter of 2011 was US$36.9 million, an increase of 305.3% compared to US$9.1 million for the same period of 2010. Non-GAAP operating income for the second quarter of 2011 was US$38.3 million, an increase of 245.0% compared to US$11.1 million for the same period in 2010.

Income Tax Expense

Income tax expense for the second quarter of 2011 was US$16.3 million (including withholding tax expense of US$7.6 million for dividend declared), an increase of 152.5% compared to US$6.5 million (including one-off tax expense of US$3.4 million) for the same period of 2010.

Net Income Attributable to Shareholders

Net income attributable to shareholders for the second quarter of 2011 was US$22.9 million, an increase of 681.0% from US$2.9 million for the same period of 2010. Non-GAAP net income attributable to shareholders for the second quarter of 2011 was US$32.0 million, an increase of 283.3% compared to US$8.3 million for the same period of 2010.

Cash Flow

As of June 30, 2011, SouFun had cash, cash equivalents and short-term investments of US$261.4 million, compared to US$229.7 million as of December 31, 2010.

Cash flow from operating activities was US$33.9 million for the second quarter 2011, compared to US$5.2 million for the same period of 2010.

Financial Results for the First Half of 2011

Revenues

For the first half of 2011, SouFun had total revenues of US$121.3 million, an increase of 78.0% compared to US$68.2 million for the same period in 2010. After excluding the effect from prepaid card business, total revenues for the first half of 2011 grow 98.0% compared to the same period of 2010.

Revenue from marketing services was US$85.5 million for the first half of 2011, an increase of 87.5% compared to US$45.6 million for the same period of 2010.

Revenue from listing services was US$28.9 million for the first half of 2011, an increase of 106.4% compared to US$14.0 million for the same period of 2010.

Revenue from e-commerce was US$0.7 million for the first half of 2011, compared to nil for the same period of 2010.

Revenue from other value-added services and products was US$6.3 million for the first half of 2011, a decrease of 26.8% compared to US$8.6 million for the same period of 2010. A year-over-year increase of 268.6% was achieved after excluding the effect from prepaid card business.

Cost of Revenues

Cost of revenues was US$29.0 million for the first half of 2011, an increase of 59.8% compared to US$18.2 million for the same period of 2010 (excluding cost of product related to prepaid card business). The increase is primarily due to the increased staff cost.

Operating Expense

Operating expenses for the first half of 2011 were US$49.5 million, an increase of 59.3% compared to US$31.1 million for the same period of 2010.

•

Selling expenses for the first half of 2011 were US$26.9 million, an increase of 60.5% from US$16.7 million for the same period of 2010, primarily due to the increased staff cost and advertising expenses.

•	General and administrative expenses for the first half of 2011 were US$22.6 million, an increase of 57.8% from US$14.3 million for the same period of 2010, primarily due to the increased staff cost.

Operating Income

Operating income for the first half of 2011 was US$42.8 million, an increase of 255.1% compared to US$12.1 million for the same period of 2010. Non-GAAP operating income for the first half of 2011 was US$46.3 million, an increase of 193.3% compared to US$15.8 million for the same period in 2010.

Income Tax Expense

Income tax expense for the first half of 2011 was US$18.4 million (including withholding tax expense of US$7.6 million for dividend declared), an increase of 131.3% compared to US$8.0 million for the same period of 2010 (including one-off tax expense of US$3.4 million).

Net Income Attributable to Shareholders

Net income attributable to shareholders for the first half of 2011 was US$28.7 million, an increase of 440.0% from US$5.3 million for the same period of 2010. Non-GAAP net income attributable to shareholders for the first half of 2011 was US$39.7 million, an increase of 219.8% compared to US$12.4 million for the same period of 2010.

Cash Flow

Cash flow from operating activities was US$68.5 million for the first half of 2011, compared to US$18.2 million for the same period of 2010.

Business Outlook

SouFun adjusted up its estimate of total revenues for fiscal year of 2011 to be between US$290.0 million and US$300.0 million, representing a 37.1% to 41.8% growth compared to the total revenues (excluding those from prepaid card business) for fiscal year 2010.

Conference Call Information

SouFun’ management team will host a conference call on August 11, 2011 at 8 a.m. U.S. Eastern Time (8 p.m. Beijing/Hong Kong time).

The dial-in details for the live conference call are:

US Toll Free: 1 800 237 9752

International: 1 617 847 8706

Hong Kong: 800 96 3844

Mainland China: 10 800 130 0399/ 10 800 152 1490

Passcode: SFUN

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call at 11:00 a.m. U.S. Eastern Time on August 11 through August 18, 2011. The dial-in details for the telephone replay are:

US Toll Free: 1 888 286 8010

US Toll/ International: 1 617 801 6888

Passcode: 75093234

A live and archived webcast of the conference call will be available on SouFun’s website at http://ir.soufun.com.

Annual Report on Form 20-F

SouFun filed its annual report on Form 20-F for the year ended December 31, 2010 with the U.S. Securities and Exchange Commission (“SEC”) on June 10, 2011. The annual report on Form 20-F can be accessed on the Company’s investor relations website at http://ir.soufun.com and also on the SEC’s website at http://www.sec.gov.

SouFun will provide a hard copy of its complete audited financial statements free of charge to its shareholders and holders of American Depositary Shares (“ADS”) upon request. Requests should be directed to Investor Relations Department, SouFun Holdings Limited, 8/F, Xihuan Plaza, 1 Xizhimenwai Avenue, Beijing, 100044, the People’s Republic of China.

Annual General Meeting

SouFun will hold its annual general meeting (“AGM”) at the conference room on 10/F, Xihuan Plaza, 1 Xizhimenwai Avenue, Beijing 100044, the People’s Republic of China on August 18, 2011 at 10:00 a.m. (local time). No proposal will be submitted to shareholders for approval at the AGM and therefore no proxy will be distributed. The AGM will be held as an open forum for shareholders to discuss Company affairs with the management of the Company.

The Board of Directors of the Company has fixed August 8, 2011 (“Record Date”) as the record date for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. ADS holders are welcome to attend the AGM in person.

About SouFun

SouFun operates the leading real estate Internet portal and home furnishing and improvement website in China in terms of the number of page views and visitors to its website in 2010. SouFun has built a large and active community of users who are attracted by the comprehensive real estate and home furnishing and improvement content available on its portal that forms the foundation of its service offerings. SouFun currently maintains 92 offices to focus on local market needs and its website and database contains real estate-related content coverage of 310 cities in China. For more information about SouFun, please visit http://ir.soufun.com.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook for the fiscal year of 2011 and comments by management in the press release and SouFun’s strategic and operational plans and future market positions. SouFun may also make forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about SouFun’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, SouFun’s limited operating history, the current global financial and credit markets crisis and its potential impact on the Chinese economy, measures taken or to be taken by the Chinese government to control real estate growth and prices and other events which could recur in the future, the uncertain regulatory landscape in China, fluctuations in SouFun’s quarterly operating results, its reliance on online advertising sales and listing services for its revenues, any failure to successfully develop and expand its content, service offerings and features, and the technologies that support them, and any failure to successfully integrate acquired businesses.

Further information regarding these and other risks and uncertainties is included in SouFun’s prospectus dated September 16, 2010 and its other filings with the SEC. SouFun does not assume any obligation to update any forward-looking statements in this release and elsewhere, which apply only as of the date of this press release.

About Non-GAAP Financial Measures

To supplement SouFun’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), SouFun uses in this press release the following measures defined as non-GAAP financial measures by the SEC: (1) operating income, (2) net income and (3) basic and diluted earnings per ordinary share. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and non-GAAP Results” set forth at the end of this press release.

SouFun believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense and IPO expense, which (1) may not be indicative of SouFun’s recurring core business operating results or (2) are not expected to result in future cash payments. These non-GAAP financial measures also facilitate management’s internal comparisons to SouFun’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation has been and will continue to be a significant recurring expense that will continue to exist in SouFun’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most directly comparable GAAP financial measures.

For investor inquiries, please contact:

Jill Jiao

SouFun Holdings Limited

Tel: +86 (10) 5930 6668

E-mail: ir@soufun.com

SouFun Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(in U.S. dollars in thousands)

	June 30, 2011	Dec 31, 2010
ASSETS

Current assets:
Cash and cash equivalents	150,761	171,520
Short-term investments	110,675	58,133
Accounts receivable, net	41,744	22,353
Prepayment and other current assets	18,108	21,113
Available-for-sale securities	2,114	4,279
Deferred tax assets, current	2,082	2,129

Total current assets	325,484	279,527

Property and equipment, net	7,791	7,549
Deposit for non-current assets	4,600	4,600
Restricted cash, non-current portion	100,532	—
Deferred tax assets, non current	380	619
Other non-current assets	1,444	1,472

Total assets	440,231	293,767

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term loan	—	3,600
Deferred revenue	97,405	56,968
Accrued expenses and other liabilities	56,401	46,349
Dividend payable	1,780	39,635
Income tax payable	11,384	14,329

Total current liabilities	166,970	160,881

Long-term bank borrowings, non-current	95,000	—

Deferred tax liability, non-current	19,843	10,219

Total Liabilities	281,813	171,100

Shareholders’ equity:
Ordinary shares	9,819	9,764
Additional paid-in capital	44,481	39,399
Accumulated other comprehensive income	12,250	10,293
Retained earnings	91,777	63,108

Total SouFun Holdings Limited shareholders’ equity	158,327	122,564
Non-controlling interest	91	103

Total shareholders’ equity	158,418	122,667

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	440,231	293,767

SouFun Holdings Limited

Unaudited Condensed Consolidated Statements of Operations

(in U.S. dollars in thousands, except share data and per ADS data)

	Three months ended		Six months ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010

Revenues:
Marketing services	$57,301	$27,661	$85,491	$45,586
Listing services	17,635	8,300	28,912	14,006
E-commerce	558	—	653	—
Other value-added services and products	5,062	5,775	6,289	8,593

Total revenues	80,556	41,736	121,345	68,185

Cost of Revenues:
Cost of services	(15,802)	(9,936)	(29,020)	(18,164)
Cost of other value-added services and products	—	(4,613)	—	(6,887)

Total Cost of Revenues	(15,802)	(14,549)	(29,020)	(25,051)

Gross Profit	64,754	27,187	92,325	43,134

Operating expenses:
Selling expenses	(14,689)	(9,768)	(26,876)	(16,742)
General and administrative expenses	(13,149)	(8,311)	(22,615)	(14,330)

Total Operating Expenses	(27,838)	(18,079)	(49,491)	(31,072)

Income from operations	36,916	9,108	42,834	12,062

Foreign exchange loss	(26)	(457)	—	(481)
Interest income	2,178	532	3,555	1,162
Interest expense	(285)	—	(327)	—
Realized gain-trading securities	151	51	206	164
Government grants	311	165	810	356

Income before income tax	39,245	9,399	47,078	13,263

Income tax expenses
Income tax expense	(16,331)	(6,469)	(18,422)	(7,965)

Net income	22,914	2,930	28,656	5,298
Net income attributable to non-controlling interests	8	5	13	11

Net Income attributable to SouFun Holdings Limited shareholders	$22,922	$2,935	$28,669	$5,309

Net income per ADS:
Basic	$0.30	0.04	0.38	0.07

Diluted	$0.27	0.04	0.34	0.07

Weighted average number of shares outstanding:
Basic	76,324,682	73,932,217	76,195,218	73,932,217

Diluted	83,604,880	77,768,442	83,335,199	77,851,697

SouFun Holdings Limited

Reconciliation of GAAP and Non-GAAP Results

(in U.S. dollars in thousands, except share data and per ADS data)

	Three months ended		Six months ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
GAAP income from operations	36,916	9,108	42,834	12,062
Share-based compensation	1,431	739	3,422	1,843
IPO expense	—	1,269	—	1,869
Non-GAAP income from operations	38,347	11,116	46,256	15,774

GAAP net income	22,914	2,930	28,656	5,298
One-off tax expense	—	3,406	—	3,406
Withholding tax for dividends declared	7,649	—	7,649	—
Share-based compensation	1,431	739	3,422	1,843
IPO expense	—	1,269	—	1,869
Non-GAAP net income	31,994	8,344	39,727	12,416

Net Income attributable to SouFun Holdings Limited shareholders	22,922	2,935	28,669	5,309
One-off tax expense	—	3,406	—	3,406
Withholding tax for dividends declared	7,649	—	7,649	—
Share-based compensation expense	1,431	739	3,422	1,843
IPO expense	—	1,269	—	1,869
Non-GAAP net Income attributable to SouFun Holdings Limited shareholders	32,002	8,349	39,740	12,427

GAAP net income per ADS:
Basic	0.30	0.04	0.38	0.07
Diluted	0.27	0.04	0.34	0.07

Non-GAAP net income per ADS:
Basic	0.42	0.11	0.52	0.17
Diluted	0.38	0.11	0.48	0.16

Weighted average number of shares outstanding:
Basic	76,324,682	73,932,217	76,195,218	73,932,217
Diluted	83,604,880	77,768,442	83,335,199	77,851,697